SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Chesapeake Energy Corporation
(Name of Subject Company (issuer))
Chesapeake Energy Corporation
(Name of Filing Persons (issuer))
2.25% Contingent Convertible Senior Notes due 2038
(Title of Class of Securities)
165167CB1
(CUSIP Number of Class of Securities)
James R. Webb
Executive Vice President- General Counsel
and Corporate Secretary
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Gene J. Oshman
Clinton W. Rancher
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
(713) 229-1234

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,732,000.00	$1,058.32

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.25% Contingent Convertible Senior Notes due 2038, as described herein, is $1,000 per $1,000 principal amount outstanding. As of October 30, 2018, there was $8,732,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $8,830,235.

**	The amount of the filing fee equals $121.20 per $1 million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,058.32	Filing Party:	Chesapeake Energy Corporation
Form or Registration No.:	Schedule TO-I (File No. 005-43515)	Date Filed:	October 31, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 31, 2018, relating to the Company’s offer to repurchase the 2.25% Contingent Convertible Senior Notes due 2038 that were issued by the Company (the “Notes”).

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related offer materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

ITEM 11.	Additional Information.

The Company is amending the Schedule TO and the related Offer to Purchase filed by the Company with the SEC on October 31, 2018 to include the Company’s Current Report on Form 8-K/A filed on November 2, 2018 (File No. 001-13726), incorporated herein by reference.

ITEM 13.	Information Required by Schedule 13E-3.

Exempt.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2018

CHESAPEAKE ENERGY CORPORATION

By:	/s/ James R. Webb
James R. Webb
Executive Vice President - General Counsel and Corporate Secretary